EXHIBIT 99.24

OPTIM ENERGY, LLC AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2010, 2009, and 2008

OPTIM ENERGY, LLC AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OPTIM ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

GLOSSARY

AOCI……………………………………	Accumulated Other Comprehensive Income (Loss)
Altura Cogen……………………………	Optim Energy Altura Cogen, LLC, formerly Altura Cogen, LLC, subsidiary of Optim Energy Generation
CAIR………………………………………	U.S. Environmental Protection Agency’s Clear Air Interstate Rule
Cascade…………………………….……	Cascade Investment, LLC
ECJV………………………………………	ECJV Holdings, LLC
ERCOT……………………………………	Electric Reliability Council of Texas
FASB………………….…………….……	Financial Accounting Standards Board
GAAP……………………………….……	Generally Accepted Accounting Principles in the United States of America
LCC………………………………………	Lyondell Chemical Company
LIBOR……………………………….……	London Interbank Offered Rate
MMbtu.…………………………………	One Million British Thermal Units
MW………………………………………	Megawatt
MWh……………………………………	Megawatt Hour
NOx………………………………………	Nitrogen Oxide
NRG………………….……………………	NRG Energy Inc. and Subsidiaries
NRG Cedar Bayou………………………	NRG Cedar Bayou Development Company, LLC
NRG Texas………..………………………	NRG Texas Power, LLC, plant operator of Cedar Bayou 4, subsidiary of NRG Energy Inc.
OCI……..…………………………………	Other Comprehensive Income (Loss)
Optim Energy……………………………	Optim Energy, LLC and Subsidiaries, formerly EnergyCo, LLC and Subsidiaries
Optim Energy Cedar Bayou……………	Optim Energy Cedar Bayou 4, LLC, formerly EnergyCo Cedar Bayou 4, LLC
Optim Energy Generation………………	Optim Energy Generation, LLC and Subsidiaries, formerly Altura Energy, LLC and Subsidiaries
Optim Energy Marketing………………	Optim Energy Marketing, LLC, formerly EnergyCo Marketing and Trading, LLC or ECMT
PNMR……………………………………	PNM Resources, Inc.
PNMR Services….………………………	PNMR Services Company, a wholly-owned subsidiary of PNMR
SEPSA……………………………………	Steam and Electric Power Sales Agreement, an agreement with LCC
SO2………………………………………	Sulfur Dioxide
Twin Oaks………………………………	Optim Energy Twin Oaks, LP, formerly Altura Power LP, subsidiary of Optim Energy Generation

The accompanying notes are an integral part of these financial statements.

OPTIM ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
Optim Energy, LLC and subsidiaries
Irving, Texas

We have audited the accompanying consolidated balance sheets of Optim Energy and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in members’ capital, cash flows, and comprehensive loss, for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Optim Energy, LLC and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
February 25, 2011

The accompanying notes are an integral part of these financial statements.

OPTIM ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2010	2009	2008
	(In thousands)

Operating revenues	$374,358	$319,507	$472,665

Cost of energy	264,378	201,547	366,477

	109,980	117,960	106,188

Operating expenses:
Non-fuel operations and maintenance	31,254	33,118	26,053
Administrative and general	24,332	27,910	26,232
Depreciation	50,621	37,171	30,545
Impairment of intangible asset	-	-	21,794
Emission allowances write off	2,287	51,586	31,739
Taxes other than income taxes	7,902	11,089	11,954
Total Operating Expenses	116,396	160,874	148,317

Operating (Loss)	(6,416)	(42,914)	(42,129)

Other income and (deductions), net	382	(318)	740
Interest expense	(18,650)	(13,755)	(19,183)

(Loss) Before Income Taxes	(24,684)	(56,987)	(60,572)

Income taxes (benefit)	406	(161)	(88)

Net (Loss)	$(25,090)	$(56,826)	$(60,484)

The accompanying notes are an integral part of these financial statements.

OPTIM ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
	(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$29,466	$14,953
Accounts receivable	28,699	24,512
Inventory	22,683	25,070
Intangible assets, net of amortization	14,675	16,303
Derivative instruments	1,220	37,116
Other current assets	8,670	10,665
Total current assets	105,413	128,619

Property, Plant and Equipment:
Plant in service	1,039,749	1,023,630
Computer hardware and software	8,774	5,210
Less accumulated depreciation	124,300	93,092
	924,223	935,748
Construction work in progress	131	16,009
Net property, plant and equipment	924,354	951,757

Deferred Charges and Other Assets:
Intangible assets, net of amortization	69,402	84,077
Inventory	45,864	51,420
Derivative instruments	1,858	-
Other deferred charges	3,770	1,887
Total deferred charges and other assets	120,894	137,384

Total Assets	$1,150,661	$1,217,760

The accompanying notes are an integral part of these financial statements.

OPTIM ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
	(In thousands)
LIABILITIES AND MEMBERS' CAPITAL
Current Liabilities:
Accounts payable	$24,411	$34,948
Related party payable	3,550	3,675
Accrued interest and taxes	7,814	11,430
Derivative instruments	10,133	6,253
Current portion of contract liability	-	2,676
Other current liabilities	4,318	7,208
Total current liabilities	50,226	66,190

Long Term Debt	717,000	755,000

Deferred Credits and Other Liabilities:
Asset retirement obligations	3,748	3,560
Accumulated deferred income taxes	1,405	1,286
Other deferred credits	2,362	864
Total deferred credits and other liabilities	7,515	5,710

Members' Capital:
Accumulated other comprehensive income	(46)	30,364
Other members' capital	375,966	360,496
Total members' capital	375,920	390,860

Total Liabilities and Members' Capital	$1,150,661	$1,217,760

The accompanying notes are an integral part of these financial statements.

OPTIM ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Cash Flows From Operating Activities:
Net (loss)	$(25,090)	$(56,826)	$(60,484)
Adjustments to reconcile net (loss) to net cash
flows from operating activities:
Depreciation	50,621	37,171	30,545
Contract amortization	13,627	6,639	(2,225)
Emission allowances expense	5,366	4,710	11,214
Net unrealized (losses) gains on derivatives	(1,356)	7,005	(5,477)
Impairment of intangible asset	-	-	21,794
Emission allowances write off	2,287	51,586	31,739
Other, net	(40)	609	3
Changes in certain assets and liabilities:
Accounts receivable	(4,187)	(1,492)	7,627
Inventory	(3,741)	(4,941)	(8)
Other current assets	3,350	(6,279)	(3,175)
Other assets	9	(1,286)	(346)
Accounts payable	(10,224)	6,256	1,687
Related party payable	(125)	1,873	447
Accrued interest and taxes	(3,616)	(3,647)	1,205
Other current liabilities	2,602	(5,092)	7,434
Other liabilities	1,373	(382)	2,006
Net cash flows from operating activities	30,856	35,904	43,986

Cash Flows From Investing Activities:
Additions to property, plant and equipment	(18,903)	(59,137)	(119,939)
Net cash flows used in investing activities	(18,903)	(59,137)	(119,939)

Cash Flows From Financing Activities:
Long-term debt borrowings	15,000	45,000	80,000
Long-term debt repayments	(53,000)	(20,778)	-
Member contributions	40,560	-	-
Net cash flows from financing activities	2,560	24,222	80,000

Change in Cash and Cash Equivalents	14,513	989	4,047
Cash and Cash Equivalents at Beginning of Year	14,953	13,964	9,917

Cash and Cash Equivalents at End of Year	$29,466	$14,953	$13,964

Supplemental Cash Flow Disclosures:
Interest paid, net of capitalized interest and guarantee fees	$10,873	$8,036	$19,440

Income taxes paid, net of refunds	$190	$79	$-

The accompanying notes are an integral part of these financial statements.

OPTIM ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

	Class A	Class B	Total
	(In thousands)
Balance at December 31, 2007	$248,005	$248,005	$496,010

Allocations of other comprehensive income	21,990	21,990	43,980
Allocations of net (loss)	(30,242)	(30,242)	(60,484)

Balance at December 31, 2008	$239,753	$239,753	$479,506

Allocations of other comprehensive (loss)	(15,910)	(15,910)	(31,820)
Allocations of net (loss)	(28,413)	(28,413)	(56,826)

Balance at December 31, 2009	$195,430	$195,430	$390,860

Allocations of other comprehensive (loss)	(15,205)	(15,205)	(30,410)
Member contributions	20,280	20,280	40,560
Allocations of net (loss)	(12,545)	(12,545)	(25,090)

Balance at December 31, 2010	$187,960	$187,960	$375,920

The accompanying notes are an integral part of these financial statements.

OPTIM ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2010	2009	2008
	(In thousands)

Net (Loss)	$(25,090)	$(56,826)	$(60,484)

Other Comprehensive (Loss) Income:
Change in fair market value of designated
cash flow hedges, net of income tax (expense)
of ($156), ($392) and ($695)	13,270	38,860	68,780
Reclassification adjustment for (gains)
on designated cash flow hedges included
in net (loss), net of income tax expense
of $463, $714 and $250	(43,680)	(70,680)	(24,800)
			.
Total Other Comprehensive (Loss) Income	(30,410)	(31,820)	43,980

Comprehensive (Loss)	$(55,500)	$(88,646)	$(16,504)

The accompanying notes are an integral part of these financial statements.

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)           Summary of the Business and Significant Accounting Policies

Nature of Business

Optim Energy, LLC or the “Company” is a limited liability company formed in January 2007 by PNMR and ECJV, a wholly owned subsidiary of Cascade.  The Company was created to serve expanding unregulated energy markets, principally within the areas of Texas covered by ERCOT, including operation and ownership of diverse generation assets and wholesale power marketing.  PNMR and ECJV each have a 50 percent membership interest in the Company.  The Company is managed by a board of directors, with each member having equal representation.

The Company’s main operating subsidiaries are Twin Oaks, Altura Cogen, Optim Energy Cedar Bayou and Optim Energy Marketing.  Twin Oaks owns and operates the Twin Oaks Power facility, a 305 MW coal-fired power plant located 150 miles south of Dallas, TX.  Altura Cogen owns and operates the Altura Cogen facility, a 614 MW natural gas-fired cogeneration plant near Houston, TX.  Optim Energy Cedar Bayou owns 50 percent of the Cedar Bayou 4 facility, a 550 MW combined-cycle natural gas unit near Houston, TX which is a jointly developed project with NRG completed in June 2009.  Optim Energy Marketing performs marketing and trading functions for Optim Energy Generation’s wholly-owned generation assets and the Cedar Bayou facility.

Optim Energy, LLC was known as EnergyCo, LLC until February 2, 2009.  On this date, Optim Energy, LLC and its subsidiaries changed their names.  The glossary contains references to the current and prior names of the main operating subsidiaries.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company.  All intercompany transactions and balances have been eliminated.

Financial Statement Preparation

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period.  Actual recorded amounts could differ from those estimated.  Certain amounts in the 2009 and 2008 Consolidated Financial Statements and notes have been reclassified to conform to the 2010 financial statement presentation.

Cash and Cash Equivalents

Highly liquid investments with original maturities of three months or less at the date of purchase are considered cash equivalents.

Allowance for Doubtful Accounts

The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history and the general condition of the economy.  The Company writes off accounts receivable when they become uncollectible. Payments subsequently received on such accounts are credited against bad debt expense.

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost, which includes administrative costs and capitalized payroll-related costs such as taxes and labor related expenses as deemed appropriate. It is Company policy to charge repairs and minor replacements of property to maintenance expense and to capitalize major replacements to property, plant, and equipment as incurred.  At December 31, 2010 and 2009, property, plant, and equipment  included $1.6 million and $6.3 million for accruals, not included in the Consolidated Statements of Cash Flows.

Capitalized Interest

Optim Energy capitalizes interest on its construction projects. For the years ended December 31, 2010, 2009, and 2008, interest was capitalized at the overall weighted average borrowing rate of 1.83 percent, 3.30 percent, and 4.85 percent. For the years ended December 31, 2010, 2009, and 2008, Optim Energy’s capitalized interest was less than $0.1 million, $3.4 million, and $7.1 million.

Inventory

Inventory consists principally of emission allowances, materials and supplies, and fuel held for use in electric generation. The emission allowances, described in Note 2, were obtained through acquisitions of Altura Cogen and Optim Energy Generation.  These allowances were valued based on market quotes at the time of acquisition and are expensed as used, sold or expired.  These emission allowances are presented in the Consolidated Balance Sheets as current assets or deferred charges and other assets depending on their vintage year.   Emission allowances held for sale are valued at the lower of cost or market.

Materials and supplies are held for use in maintenance and operating activities of the electric generating facilities.  Materials and supplies are charged to inventory when purchased and are expensed or capitalized as appropriate when issued.  Materials and supplies are valued using the average costing method.  Obsolete materials and supplies are expensed.

Fuel inventory is valued using a rolling weighted average costing method that is updated based on the current period cost per ton.  Fuel inventory is surveyed at the end of each month and any adjustments are made in the respective period.

            Inventory consists of the following:

	December 31,
	2010	2009
	(In thousands)

Emission allowances - current	$5,970	$8,068
Materials and supplies	12,926	14,998
Fuel	3,787	2,004
Total current inventories	22,683	25,070
Emission allowances - deferred	45,864	51,420
Total inventories	$68,547	$76,490

Intangible Assets

Optim Energy recorded several intangible assets as a result of acquisitions and contributions made during 2007 including contracts that were determined to be above market and recorded as assets at acquisition.  These amounts are amortized over the related contracts’ initial terms.  The SEPSA is the only contract remaining and its initial term will expire at the end of 2021. Optim Energy amortizes intangible assets over their estimated useful lives.  In 2008, Twin Oaks wrote off its intangible asset related to expansion rights as described in Note 2.  Amortizable intangible assets are evaluated for impairment when events and circumstances indicate that the assets might be impaired.

The components of Optim Energy’s recognized intangible assets are as follows:

	December 31,
	2010	2009
	(In thousands)

Altura Cogen acquisition - SEPSA	$134,893	$134,893
Accumulated amortization	50,816	34,513
	$84,077	$100,380

Asset Impairment

Tangible and intangible long-lived assets are evaluated in relation to the future undiscounted cash flows to assess recoverability when events and circumstances indicate that the assets might be impaired.  At December 31, 2010, the Company performed an undiscounted cash flow impairment analysis of its generation assets in accordance with GAAP; no impairment was indicated.

Revenue Recognition

Optim Energy recognizes revenue in the period of energy or steam delivery, which may include estimates for amounts delivered but unbilled at the end of each accounting period.  Optim Energy sells energy generated by its plants through short-term and long-term contracts as well as through the spot market.  Revenue related to power sales and purchases and speculative trading is included net in operating revenues.  The Company discontinued speculative trading in the second quarter of 2008.  Costs related to fuel purchases and sales are recorded net in cost of energy.  Refer to Note 4 for a discussion of the Company’s accounting policies and termination of speculative trading related to derivative instruments.

Depreciation

Depreciation of plant, property, and equipment is computed using the straight-line method over the following estimated useful lives:

Structures, fixtures & improvements	4 to 40 years
Generation equipment	1 to 35 years
Transportation equipment	12 to 17 years
Computer software	5 years

Asset Retirement Obligations

Accounting for decommissioning costs for fossil-fuel generation involves significant estimates related to costs to be incurred many years in the future after plant closure. Changes in these estimates could significantly impact Optim Energy’s financial position, results of operations and cash flows.  The Company owns fossil-fuel facilities and measures and recognizes decommissioning liabilities for tangible long-lived assets for which a legal obligation exists. At December 31, 2010 and 2009, Optim Energy had $3.7 million and $3.6 million recorded for asset retirement obligations for its Twin Oaks facility, Altura Cogen facility and its undivided 50 percent interest in the Cedar Bayou 4 facility.  Accretion expense was $0.3 million for 2010 and $0.2 million for both 2009 and 2008.

Income Taxes

The Company is a pass-through entity for tax purposes and is not subject to federal income tax.  Instead, the members are responsible for federal income taxes on their respective share of Optim Energy’s taxable income.  The Company’s provision for income taxes relates to the state tax obligations under the revised Texas Franchise Tax (commonly referred to as the “Margin Tax”), for which the Company is treated as a taxable entity.  Although not an “income tax” under Texas law, the Margin Tax is accounted for as an income tax under GAAP.  The Company utilizes an asset and liability approach in its accounting for the Margin Tax.  Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis.

The Margin Tax is assessed at one percent of Texas-sourced taxable margin.  Taxable margin differs from gross margin for financial statement purposes primarily because of depreciation and other expenses that are allowed in computing taxable margin, but are not included in gross margin for financial statement purposes.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2011, the date financial statements are available to be issued.

(2)           Acquisitions, Contributions & Impairments

Optim Energy Cedar Bayou

In June 2009, commercial operations commenced at the Cedar Bayou 4 facility, a jointly developed, 550 MW combined-cycle natural gas unit at the existing NRG Cedar Bayou Generating Station near Houston, Texas.  Optim Energy Cedar Bayou and NRG Cedar Bayou each own a 50 percent undivided interest in the project, which was constructed for approximately $420 million, including financing costs.  The Company accounts for its undivided interest using proportionate consolidation and records its 50 percent share of the Cedar Bayou 4 facility’s assets, liabilities, revenues, and expenses.  The Company funded its portion of the Cedar Bayou 4 facility’s construction with borrowings under its existing credit facility and with operating cash flows.

Optim Energy Cedar Bayou and NRG Cedar Bayou retained Optim Energy Marketing as energy manager to schedule and dispatch energy and ancillary services from the Cedar Bayou 4 facility into the ERCOT market for a term of five years.  As energy manager, Optim Energy Marketing provides all services necessary for the sale, scheduling, and dispatch of energy and ancillary services from the Cedar Bayou 4 facility, subject to the terms of the scheduling and dispatch agreement.  In exchange for these services Optim Energy Marketing receives a fee.

Optim Energy Cedar Bayou and NRG Cedar Bayou retained NRG Texas as plant operator to operate and maintain the Cedar Bayou 4 facility.   As plant operator, NRG Texas performs all day-to-day operations, routine testing, normal maintenance and repairs of the plant.  For its services, the owners pay a fee to NRG Texas and reimburse NRG Texas for expenses incurred within an approved annual budget.  For the years ended December 31, 2010 and 2009, Optim Energy recorded in operating expenses, inventory, and plant in service $8.5 million and $2.8 million of related expenses as reimbursements to NRG Texas.

Altura Cogen

Effective August 1, 2007, Optim Energy completed the acquisition of the Altura Cogen facility, a 614 MW natural gas-fired cogeneration plant. The purchase included the SEPSA for the sale of a portion of the output of the plant.  This contract requires that Altura Cogen provide up to 80 MW of energy and up to approximately 1.33 million pounds of steam per hour to LCC.  The SEPSA has an initial contract term of 15 years with automatic two-year renewals through 2046.  Refer to Note 8 for discussion of the bankruptcy of LCC, the SEPSA counterparty.

Altura Cogen recorded the SEPSA as an intangible asset at fair value and amortization is recognized over the contract term.  For the years ended December 31, 2010, 2009, and 2008, Altura Cogen reduced operating revenues by $16.3 million, $19.5 million, and $18.0 million, related to amortization of the acquired contract.  The estimated future amortization expense is $14.7 million for 2011, $9.5 million for 2012, $8.8 million for 2013, $8.2 million for 2014, and $7.8 million for 2015.

 In addition, Optim Energy obtained NOx emission allowances under two government programs.  These future grants were valued at acquisition, and their estimated useful lives were determined.  These NOx allowances are recorded as inventory and classified as current assets or deferred charges and other assets depending on vintage year.  These allowances are expensed as used, sold or determined obsolete.  For the years ended December 31, 2010, 2009, and 2008, Optim Energy recorded $1.8 million, $1.8 million, and $8.3 million in cost of energy related to amortization of acquired NOx allowances.  See later discussion regarding significant developments related to emission allowances.

Optim Energy Generation

On June 1, 2007, the Company acquired Optim Energy Generation, including the Twin Oaks power facility, which was owned by PNMR prior thereto.  The transfer included a long-term contractual obligation to sell power through December 31, 2010.  The Company compared the contract pricing terms to the forward price of electricity in the relevant market at the transfer date and determined the contract was below market.  Fifty percent of the below market contract that related to ECJV’s portion of ownership was amortized over the remaining contract term.  A similar liability was carried over based on PNMR’s fifty percent ownership from its historical basis in the contract.  For the years ended December 31, 2010, 2009, and 2008, Optim Energy recorded operating revenues of $2.7 million, $12.8 million, and $20.2 million related to the amortization of the acquired contract.

Optim Energy also recorded an asset for the SO2 emission allowances.  These allowances have been recorded as inventory and classified as a current asset or deferred charge depending on vintage year.  These allowances will be expensed as used, sold or determined obsolete through 2035.  For the years ended December 31, 2010, 2009, and 2008, Optim Energy recorded $3.6 million, $2.9 million, and $2.9 million in cost of energy related to amortization of the acquired SO2 allowances.

Emission Allowances Write Off

The Company values its NOx emission allowances held for sale at lower of cost or market.  In December 2010 and 2009, the Company adjusted the value of its held for sale NOx emission allowances by $2.3 million and $51.6 million because of declining forward prices and significant price declines in the illiquid emission allowance market.  At December 31, 2010 and 2009, Optim Energy had $4.8 million and $4.9 million held for sale allowances in inventory.

In July 2008, a ruling by the U.S. Court of Appeals for the District of Columbia Circuit Court invalidated CAIR.  This ruling appeared to remove the need for emission allowance credits under the CAIR program.  In December 2008, CAIR was temporarily reinstated by the courts.  In August 2010, the U.S. Environmental Protection Agency proposed the Transport Rule, which is intended to respond to the July 2008 ruling, and when finalized, replace CAIR.      Optim Energy Generation has emissions allowance inventory from the acquisitions of Altura Cogen and Optim Energy Generation, a portion of which fall under the CAIR program.  During the year ended December 31, 2008, the Company recorded a pre-tax write off of $31.7 million for all inventory held under the CAIR program.  As of December 31, 2010 and 2009, Optim Energy had $47.0 million and $54.6 million remaining in inventory for emission allowances intended for its emission usage requirements and not granted under the CAIR program.

Intangible Asset Impairment Loss

An intangible asset related to potential expansion of the Twin Oaks plant was recorded upon the acquisition of Optim Energy Generation.  During the year ended December 31, 2008, the Company made a strategic decision not to pursue the Twin Oaks expansion at that time and wrote off the development rights as an impairment of intangible assets amounting to $21.8 million.  In addition, Optim Energy expensed $1.2 million for the year ended December 31, 2008 of deferred administrative and general costs related to this project.

(3)           Long-term Debt

On June 1, 2007, the Company entered into a credit facility for a term of five years.  Upon expiration, all amounts borrowed become due. The facility allows for borrowings under a revolving line of credit and issuance of letters of credit.  At December 31, 2010 and 2009, the facility had a capacity of $1.25 billion.  Outstanding borrowings under the facility were $717.0 million and $755.0 million at December 31, 2010 and 2009.  Interest on the facility fluctuates based on either LIBOR or prime rate, depending on the borrowing tranche.  For borrowings outstanding at December 31, 2010 and 2009, the weighted average borrowing rates were 0.96 percent and 0.93 percent.  Outstanding as credit support for certain contractual and trading arrangements were letters of credit of $96.0 million and $96.3 million at December 31, 2010 and 2009.  Letters of credit are not considered debt; however, they reduce the amount available under the facility.

The facility is supported by guaranties from ECJV and Cascade.  The obligations of the Company to reimburse ECJV and Cascade for any amounts paid under such guaranties are secured by a lien on the assets of Optim Energy.

The credit facility has a provision that if the Company does not maintain a debt to capital ratio of 65% or lower, any new borrowings or issuances of letters of credit require the approval of Cascade. The ratio’s debt component includes both outstanding borrowings and outstanding letters of credit. Due to the write-down of emissions allowances described in Note 2, the Company exceeded the required ratio at December 31, 2009 and continued to exceed the ratio through December 31, 2010.  As a result, all new borrowings and issuances of letters of credit will continue to require the approval of Cascade during the period such debt to capital continues to exceed 65%.  While Cascade has approved all requests in the past, there can be no assurance that its future approval will be given.

In January 2010, the Company entered into floating-to-fixed interest rate swaps with an aggregate notional amount of $650.0 million.  The effect of these swaps was to convert $650.0 million of borrowings under the Company’s credit facility from an interest rate based on the one-month LIBOR rate to a fixed rate of 1.33 percent through January 7, 2011, exclusive of loan guaranty fees.

On February 14, 2011, the Company and the lender of the facility agreed to amend the credit facility eliminating a financial representation that was a condition to requesting borrowings and the issuance of letters of credit thereunder.

(4)           Fair Value of Financial and Other Derivative Instruments

Overview

Optim Energy is exposed to certain market risks relating to its ongoing business operations.  The primary objective for the use of derivative instruments, including energy contracts, options, and futures, is to manage price risks associated with forecasted purchases of fuel used to generate electricity, or forecasted sales of generation capacity or energy.  The Company also utilizes interest rate swaps to manage its exposure to interest rate risk on its debt.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Although management uses its best judgment in estimating the fair value of its financial and other derivative instruments, there are inherent limitations in any estimation technique.  Therefore, the fair value estimates presented herein are not necessarily indicative of the amounts that Optim Energy could realize in a current transaction.

GAAP allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. GAAP permits a reporting entity to offset fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting arrangement and to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments. The Company did not elect to irrevocably fair value any additional financial assets and liabilities and did not elect to offset fair values of its derivative instruments.

Carrying Amount/Fair Value

The carrying amounts reflected on the Consolidated Balance Sheets approximate fair value for cash, investments, receivables, and payables due to the short period of maturity.  In addition, the carrying amount on the Company’s long-term debt approximates fair value since its related interest rate fluctuates with market indices.

Derivative fair value amounts are based on broker quotes when available and are supplemented by modeling techniques and assumptions made by the Company to the extent quoted market prices or related market data, such as volatilities or correlations, are not available.  The Company regularly assesses the validity and availability of pricing data for its derivative transactions which varies based on commodity location, market liquidity, and contractual terms.

Derivative Instruments

Under derivative accounting and related rules for energy contracts, Optim Energy accounts for its various energy derivative instruments based on the Company’s intent.  The SEPSA contract qualifies for the “normal purchase and sale” exception pursuant to GAAP for derivative instruments.  This contract is expected to physically deliver in the normal course of business and is recorded in the month of delivery.  Revenues and expenses related to this agreement are recorded in operating revenues and cost of energy at the time of delivery.  Energy contracts that do not qualify for or for which the Company does not elect the normal sales and purchases exception are recorded at fair value on the Consolidated Balance Sheets.

At December 31, 2010 Optim Energy had $1.0 million in rights to reclaim cash collateral and no obligations to return cash collateral, and at December 31, 2009 Optim Energy had no rights to reclaim cash collateral and $0.9 million in obligations to return cash collateral.

Mark to Market Transactions

Contracts recorded at fair value that do not qualify for or are not designated for cash flow hedge accounting are classified as economic hedges or speculative trading transactions.  Economic hedges are defined as derivative instruments, including long-term power agreements, used to manage the various market risk exposures of the Company’s generation assets.  Changes in the fair value of economic hedges are reflected in results of operations, with changes related to power contracts included in operating revenues and changes related to gas contracts included in cost of energy.  The level of economic hedging at any given time varies depending on current market conditions and other factors.

Speculative trading transactions are defined as derivative instruments that are speculative and unrelated to managing the various market risk exposures of the Company’s generation assets.  The Company discontinued speculative trading in the second quarter of 2008 and recognized a loss of $2.4 million in the first quarter of 2008.  No additional gains or losses are expected related to speculative trading.

Hedge Accounting Transactions

Optim Energy enters into forward physical and financial contracts to hedge the cash flow risk associated with its forecasted sales of generation capacity or energy or forecasted purchases of fuel for its gas-fired generation.  Hedges that are effective in offsetting future cash flow volatility caused by changes in the forward price of electricity, ancillary services, and natural gas qualify for hedge accounting under GAAP for derivative accounting.  Optim Energy’s commodity cash flow hedges have terminated as of December 31, 2010.

Effective changes in the fair value of contracts designated as cash flow hedges are included in AOCI.  Any hedge ineffectiveness is recorded in earnings.  The ineffectiveness recorded for the years ended December 31, 2010, 2009, and 2008 was immaterial to Optim Energy’s earnings.  Gains or losses related to cash flow hedge instruments are reclassified from AOCI to earnings in the period when the hedged transaction impacts earnings.

Based on market prices at December 31, 2010 an immaterial amount of after-tax losses are expected to be reclassified from OCI into earnings during the next twelve months.  However, the actual amount reclassified into earnings could vary due to future changes in market prices.  At December 31, 2009 after-tax gains of $30.4 million were recorded in AOCI; these gains were reclassified into earnings during the year ended December 31, 2010.

Interest Rate Risk

       In January 2010, the Company entered into floating-to-fixed interest rate swaps expiring in January 2011 which are accounted for as cash flow hedges.  At December 31, 2010, the swaps had an immaterial fair value loss, which is recorded in current derivative liabilities.

Commodity Risk Management

Marketing of energy and procurement of fuel involve market risks associated with volatile wholesale energy commodity markets. Optim Energy routinely enters into various derivative instruments such as forward contracts, options and swaps to economically hedge price risk on power generation and fuel requirements and to mitigate market fluctuations in wholesale markets. These transactions are executed within an asset-backed marketing strategy, whereby net aggregate open forward positions are executed only to the extent that the commitments in energy markets can be covered by the Company's generating capabilities.

The Energy Risk Management Policy establishes the risk tolerance of Optim Energy and defines risk limits to maintain exposures within the defined risk tolerance. The asset-backed framework explicitly limits exposures to be within the natural risk position of the generation assets. The Company monitors position, Gross Margin at Risk and Liquidity at Risk measures to maintain total exposure within the approved limits of the Company.

Optim Energy’s commodity derivative instruments are summarized as follows:

	Mark-to-Market Instruments		Hedge Instruments
	Economic Hedges		Cash Flow Hedges
	December 31,		December 31,
	2010	2009	2010	2009

	(In thousands)
Current assets	$1,220	$6,447	$-	$30,669

Deferred charges and other assets	1,858	-	-	-

Current liabilities	(10,087)	(6,253)	-	-

	$(7,009)	$194	$-	$30,669

The table below presents Optim Energy’s net buy (sell) volume positions:

	Natural Gas (in MMbtu)		Power (in MWh)
				Qualified
	Economic		Economic	Cash Flow
	Hedges		Hedges	Hedges

December 31, 2010	23,092,500	(1)	(4,548,840)	-

December 31, 2009	62,970,000	(1)	(2,979,714)	(2,006,040)

(1)  Includes volumes for floating price supply contracts.

The following table presents the effect of Optim Energy’s derivative instruments on earnings and OCI, excluding income tax effects.  For cash flow hedges, the earnings impact reflects the reclassification from AOCI when the hedged transactions settle.

	Economic Hedges		Cash Flow Hedges
	Year Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009
	(In thousands)

Operating revenues	$9,619	$(587)	$46,299	$71,387
Cost of energy	(2,888)	(1,369)	-	7
Interest expense	-	-	(2,156)	-
Total gain (loss)	$6,731	$(1,956)	$44,143	$71,394

Recognized in OCI			$(30,717)	$(32,142)

To manage its commodity risks, Optim Energy enters into agreements with certain counterparties.  Many of Optim Energy Marketing’s trading agreements and the Company’s interest rate swaps provide that counterparties can request collateral if the Company’s credit metrics fall below established thresholds (credit-risk-related collateral call provisions) or to provide “adequate assurance” that Optim Energy Marketing or the Company, as applicable, will continue to perform.

The fair value of derivative instruments not fully cash collateralized with credit-risk-related collateral call provisions in a liability position at December 31, 2010 and 2009, were $0.1 million and $0.4 million.  On December 31, 2010 and 2009, there was no cash collateral posted for these derivative liability positions.  If the credit-risk-related collateral call provisions underlying those agreements were triggered on December 31, 2010, Optim Energy could be required to post $0.1 million of cash collateral to its counterparties.

Derivative liability positions can be contractually offset by derivative asset positions and receivables under netting arrangements with the same counterparty.  Derivative liabilities represent contracts recorded at fair value, determined on a contract by contract basis without consideration of offsetting amounts for other contracts with the same counterparty that are in an asset position and could be offset under netting arrangements.  Optim Energy’s counterparties have a total exposure of $4.2 million for these derivative liability positions for which Optim Energy has posted $0.7 million cash collateral and $6.5 million of letters of credit.

Optim Energy’s receivables primarily relate to its derivative contracts. These contracts are paid the month following delivery. All commodity derivatives receivables are current as of December 31, 2010. At December 31, 2010 and 2009, allowance for doubtful accounts was immaterial and $2.1 million.

The Company determines the fair market values of its derivative instruments based on the fair value hierarchy established in GAAP, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 3 inputs are unobservable inputs for the asset or liability.  Optim Energy has not had any significant transfers between levels.

For commodity derivatives, Level 2 fair values are determined based on market observable inputs, which are validated using third party sources, including forward price, volatility, and interest rate curves. Credit valuation adjustments are made for estimated credit losses based on the overall exposure to each counterparty. Fair values of Level 3 commodity derivatives are determined in a manner similar to those in Level 2, but are at a lower level in the hierarchy due to low transaction volume or market illiquidity that significantly limit the availability of observable market data.

The fair value determinations measured on a recurring basis are as follows:

	Total	Level 1	Level 2	Level 3
	(In thousands)
December 31, 2010
Commodity derivative assets	$3,078	$128	$1,365	$1,585
Commodity derivative liabilities	(10,087)	(2,415)	(7,302)	(370)
Interest rate liabilities	(46)	-	(46)	-
Net assets (liabilities)	$(7,055)	$(2,287)	$(5,983)	$1,215

December 31, 2009
Commodity derivative assets	$37,116	$3,698	$2,115	$31,303
Commodity derivative liabilities	(6,253)	(3,771)	(1,841)	(641)
Net assets (liabilities)	$30,863	$(73)	$274	$30,662

A reconciliation of the changes in recurring Level 3 fair value measurements and their related impact on earnings and OCI is as follows:

	Year Ended December 31,
	2010	2009
	(In thousands)

Beginning balance	$30,662	$57,350
Total gains included in operating revenues	7,364	230
Total gains included in OCI pre-tax	15,631	36,351
Purchases, issuances and settlements of cash flow hedges
reclassified from other comprehensive (loss) (1)	(46,300)	(63,036)
Purchases, issuances and settlements of economic hedges(1)	(6,142)	(233)

Ending balance	$1,215	$30,662

Total gains (losses) included in operating revenues attributable to the change in unrealized gains or losses related to assets still held at the end of the year	$1,215	$(6)

(1)	Represents fair value reversal of contracts settled during the period and unearned and prepaid option premiums received and paid during the year for contracts still held at end of year.

(5)           Income Taxes

The Company’s income tax expense (benefit) consists of the following components:

	Year Ended December 31,
	2010	2009	2008
	(In thousands)

Current state income tax expense
(benefit)	$(20)	$162	$99
Deferred state income tax expense
(benefit)	426	(323)	(187)

Total income tax expense (benefit)	$406	$(161)	$(88)

Significant components of the Company’s net deferred income tax liability are as follows:

	December 31,
	2010	2009
	(In thousands)
Deferred Tax Assets:
Inventory	$517	$589
Intangible assets	205	65
Other	24	59
Total deferred tax assets	746	713

Deferred Tax Liabilities:
Plant in service	(2,067)	(1,674)
Derivative instruments	(5)	(298)
Other	(79)	(27)
Total deferred tax liabilities	(2,151)	(1,999)

Net deferred taxes	$(1,405)	$(1,286)

Deferred tax assets and liabilities are as follows:
	December 31,
	2010	2009
	(In thousands)

Current deferred tax asset	$24	$123
Non-current deferred tax asset	722	591
Current deferred tax liability	(84)	(326)
Non-current deferred tax liability	(2,067)	(1,674)

Net deferred taxes	$(1,405)	$(1,286)

 The following table reconciles the change in the Company’s net accumulated deferred income tax liability to the deferred income tax expense:

Year Ended
December 31, 2010
(In thousands)

Net change in deferred income tax liability per above table	$119
Tax effect of change in fair market value of designated cash flow hedges	307

Deferred income tax	$426

(6)           Accumulated Other Comprehensive Income (Loss)

AOCI reports a measure for accumulated changes in equity that result from transactions other than transactions with members.  The balance of AOCI is due to designated cash flow hedges.

	Year Ended December 31,
	2010	2009	2008
	(In thousands)

Beginning AOCI	$30,364	$62,184	$18,204
Change in fair market value of designated
cash flow hedges, net of income tax
(expense) of ($156), ($392) and ($695)	13,270	38,860	68,780
Reclassification adjustment for (gain) on
designated cash flow hedges included
in net (loss), net of income tax expense
of $463, $714 and $250	(43,680)	(70,680)	(24,800)

Ending AOCI	$(46)	$30,364	$62,184

(7)           Postretirement Benefits

The Company sponsors a 401(k) defined contribution plan for eligible employees. Optim Energy’s contributions to the 401(k) plan consist of a discretionary matching contribution equal to 75% of the first 6% of eligible compensation contributed by the employee on a before-tax basis. Optim Energy also makes a non-matching contribution ranging from 3% to 10% of eligible compensation based on the eligible employee’s age. For the years ended December 31, 2010, 2009, and 2008, Optim Energy contributed $1.5 million, $1.4 million, and $1.0 million.

(8)           Commitments and Contingencies

Overview

 Optim Energy is involved in various lawsuits.  It is not possible at this time for the Company to predict the outcome of these lawsuits on its results of operations or financial position.  The Company does not expect the ultimate outcome to have a material adverse effect on future earnings.

Coal Supply

The coal requirements for Twin Oaks are supplied by a long-term fuel supply agreement.  The contract contains periodic price renegotiations based on market pricing.  This agreement expires when Twin Oaks meets delivery of a specified number of decatherms.  Based on current forecasts of usage, the Company estimates the contract will expire in approximately 2029.  If Twin Oaks were to take only the minimum delivery amounts specified under this contract, it would expire in approximately 2040.  Twin Oaks is not responsible under this agreement for the decommissioning or reclamation costs of the coal mine. Twin Oaks purchased $55.1 million, $45.7 million, and $53.6 million for the years ended December 31, 2010, 2009, and 2008 under this agreement.

Gas Supply

In 2008, Optim Energy Marketing entered into a fuel supply arrangement to purchase substantially all of its physical fuel requirements for Optim Energy Cedar Bayou’s portion of the Cedar Bayou 4 facility.  This contract is priced at a floating price plus an adder.  This arrangement covers a three-year term and is subject to certain conditions.  For the years ended December 31, 2010 and 2009, Optim Energy recognized $38.6 million and $21.4 million in cost of energy for the fuel arrangement.

Water Supply

Twin Oaks’ water is supplied by onsite wells, which based on resource studies are sufficient to supply its needs for the foreseeable future.  The Cedar Bayou 4 facility’s water is supplied by an onsite bayou, which based on resource studies, is sufficient to supply its needs for the foreseeable future.  Altura Cogen’s water is supplied under the terms of a long-term services agreement with LCC and is sufficient to supply Altura Cogen’s water needs through the term of the related land lease, described below.

Land Lease

Altura Cogen leases the land for its power facility from LCC under a lease with a primary term through 2031, with renewal options to extend the lease through 2046.  The total expected future minimum lease payments under the non-cancellable term are $46.7 million.  For the next five years, minimum lease payments are approximately $2.0 million per year.

Cedar Bayou 4 Services Agreement

In 2008, the Company and NRG, through their subsidiaries, entered into a parts and services agreement covering the gas turbines at the Cedar Bayou 4 facility. The term of this agreement is based on certain operating criteria for each turbine, as defined in the contract.  The term of this agreement can extend for a period of time up to 22 years and includes variable, initialization, and fixed fees.

The variable fees are paid quarterly and deferred until an operating maintenance event occurs.  When a maintenance event occurs the fees related to that event are capitalized and amortized until the next maintenance event.  At December 31, 2010, $1.4 million of the variable fees were recorded in other current assets and $2.0 million fees were recorded in other deferred charges. At December 31, 2009, variable fees of $2.3 million were recorded in other current assets.  The initialization fee of $2.0 million was paid during construction and is amortized over the life of the contract; at December 31, 2010 and 2009, $1.9 million and $1.9 million were unamortized.  The fixed fees are $0.1 million annually.

Office Space Lease

Optim Energy occupies office space in a suburb of Dallas, Texas through a sub-lease arrangement with PNMR Services.  While the sub-lease agreement is still being negotiated, agreement has been reached on all material terms.  The lease is expected to last for a term through September 2014.  Under the draft terms, future expected minimum payments are approximately $0.3 million to $0.4 million per year and aggregate $1.5 million over the non-cancellable term.

Bankruptcy Filing of LCC

On January 6, 2009, LCC filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code.  LCC is Altura Cogen’s counterparty in several agreements, including the SEPSA.  In addition to the SEPSA,

LCC leases Altura Cogen the land for its operating facility and provides other services, including water, to Altura Cogen.  The amount outstanding as of December 31, 2008 was fully reserved.  In 2010, LCC exited bankruptcy and paid Altura Cogen the receivable from January 6, 2009.  Altura Cogen reversed the $1.0 million that had been reserved previously. The post-bankruptcy settlement includes, among other things, a reduction in Altura Cogen’s posted letter of credit, temporary suspension of certain payments, and assumption of the SEPSA and certain other contracts.

Parental Guarantees

As an inducement for the extension of credit, the Company has irrevocably and unconditionally guaranteed the timely payment of some of its subsidiaries’ obligations.  At December 31, 2010 and 2009, the Company had issued $100.7 million and $76.2 million in parental guarantees.

(9)           Related Party Transactions

Optim Energy has entered into various services agreements with PNMR’s subsidiaries First Choice Power, L.P. and PNMR Services.  Pursuant to these agreements, Optim Energy provides and is provided various support services in exchange for service fees and cost reimbursements.  The service fees were determined based on costs to provide the services and an appropriate market based mark-up.  The Company believes the fees are reasonable.  Fees for services are either reflected as administrative and general expenses or as construction work in progress depending on the nature of the costs.  The Company also recognized deferred costs for office space rent to PNMR Services.

The table below summarizes the amount of related party transactions of Optim Energy, PNMR Services, and First Choice Power, L.P.

	2010	2009	2008
	(In thousands)

Optim Energy to PNMR Services	$82	$-	$9
Optim Energy to First Choice Power, L.P.	93	314	652
PNMR Services to Optim Energy	4,953	5,989	11,316
First Choice Power, L.P. to Optim Energy	310	476	230

At December 31, 2010 and 2009, Optim Energy had an outstanding payable to PNMR Services of $1.6 million and $1.6 million.  At December 31, 2010 and 2009, Optim Energy had an outstanding receivable for service billings of less than $0.1 million and less than $0.1 million.

In June 2007, the Company entered into a bank credit facility, which is guarantied by Cascade and ECJV. Concurrent with entering into the credit agreement and guaranty, Cascade, ECJV and the Company entered into a reimbursement agreement pursuant to which the Company is obligated to reimburse Cascade and ECJV for any payments made under the guaranty and to pay fees to Cascade and ECJV for having guarantied the credit agreement obligations. The obligations of the Company under the reimbursement agreement are secured by liens on substantially all the assets of Optim Energy, including their respective equity interests and real property.  Each new subsidiary of the Company is required to become a party to this reimbursement agreement.  The guaranty fees and interest charges applicable to any unpaid reimbursement liabilities were determined in accordance with related market based fees and the Company believes the fees are reasonable.  Guaranty fees are reflected as interest expense.  For the years ended December 31, 2010, 2009, and 2008, the Company recognized fees of $8.1 million, $8.2 million, and $1.7 million with payables to Cascade of $2.0 million and $2.1 million as of December 31, 2010 and 2009.

In 2010, PNMR and ECJV each made equity contributions to the Company of $20.3 million in cash.  The Company used the equity contributions to reduce debt outstanding under its bank financing arrangement.

(10)           New Accounting Pronouncements

Information concerning recently issued accounting pronouncements that could have a material impact is presented below.

Accounting Standards Update 2010-06  – Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements

In January 2010, the FASB released amended guidance related to disclosures of fair value measurements. The update requires entities to enhance interim and annual disclosures about fair value measurements, specifically:

-Disclose the amount and reason for significant transfers between fair value categories Level 1 and Level 2; and

-Disclose information about the purchases, sales, issuances, and settlements for items in Level 3 of the fair value measurements on a gross basis rather than net.

The enhanced disclosure for the first item was effective for the interim period ended March 31, 2010 and had no significant impact to the Company. The second item regarding Level 3 information is effective for the interim period ending March 31, 2011 and will be included at that time.

Accounting Standards Update 2010-20  –  Receivables: Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB released guidance requiring disclosure of a company’s policy for charging off uncollectible trade accounts receivable.  The enhanced disclosures were effective at December 31, 2010 and were included in Note 1 to the extent applicable.